EXHIBIT 16.1





March 30, 2005



Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:


We were previously principal accountants for Matrix Bancorp, Inc. (the Company) and, under the date of March 14, 2005, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2004 and 2003. On March 24, 2005, our appointment as principal accountants was terminated. We have read the Company's statements included under Item 4.01 of its Form 8-K dated March 24, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statements that (1) effective March 24, 2005, the Company engaged McGladrey & Pullen, LLP (McGladrey) as the Company's principal accountants to audit the Company's financial  statements  for the year ending  December  31,  2005,  (2)  McGladrey replaces KPMG LLP, (3) the decision to change the Company's principal accountants was approved by the Company's Audit Committee on March 24, 2005, (4) the Company's Audit Committee unanimously approved the appointment of McGladrey & Pullen, LLP as the Company's independent registered public accounting firm for the year ending December 31, 2005, and (5) during the fiscal years ended December 31, 2003 and 2004 and the subsequent interim period prior to the date of McGladrey's appointment, neither the Company nor anyone on its behalf consulted with McGladrey regarding (i) either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) and the related instructions to Item 304 of Regulation S-K) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

Very truly yours,



KPMG LLP